

December 16, 2013

Via E-mail
Stephen W. Lake, Esq.
Senior Vice President, General Counsel &
Assistant Secretary
ONE Gas, Inc.
100 West 5th Street
Tulsa, Oklahoma 74103

      **Re: ONE Gas, Inc.
           Pre-effective Amendment No. 1 to Registration Statement on Form 10-12B
           Filed November 21, 2013
           File No. 001-36108**

Dear Mr. Lake:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 – Preliminary Information Statement of ONE Gas, Inc., subject to completion, dated October 1, 2013

The Separation, page 7

1. We note your response to comment 4 in our letter dated October 30, 2013. Please clarify whether ONEOK will transfer all or a portion of the assets and liabilities of its natural gas distribution business to you. As applicable, please revise to disclose the factors ONEOK considered in determining those assets and liabilities to transfer to you in connection with the spin-off as well as the factors it considered in determining to retain any assets and liabilities of its natural gas distribution business.

Incurrence of Debt, page 46

2. We note your response to comment 10 in our letter dated October 30, 2013. Please elaborate on the consequences to your company of incurring $1.2 billion in debt.

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments, page F-8

3. We note your response to comment 29 in our letter dated October 30, 2013. Your current disclosures at the top of page F-8 indicate that you "expect" the transfer of employees will include assets and liabilities related to employee benefit plans and postretirement benefit plans, but the final allocation of these assets and liabilities to ONE Gas and the specific employees that will be transferred to ONE Gas are still unknown. Your current disclosure indicates a high level of uncertainty around the assets and liabilities related to employee benefit plans and postretirement benefit plans that will be transferred to ONE Gas, such that it is unclear to us how you determined that the amounts presented in your pro forma financial statements are factually supportable or objectively determinable. If, as indicated in your response to our comment, you have filed an agreement as an exhibit to this Form 10 that specifies the assets and liabilities that will be transferred to ONE Gas and you do not expect any material changes to the allocation specified in that agreement, you should revise your disclosure to disclose this information and remove the language signaling a high level of uncertainty around the amount of assets and liabilities that will be transferred to ONE Gas.

4. We note your response to comment 30 in our letter dated October 30, 2013. Given that you do not appear to have a commitment for the $1.2 billion of fixed rate notes that you intend to issue, please explain to us in detail how you determined that this amount of debt and the related interest expense are factually supportable and objectively determinable. Your response should clarify any agreements or draft agreements related to the reorganization that specify the amount of debt you will issue. If the amount is not quantified in an agreement, you should explain to us in detail how you determined this amount and the factors that could make the actual amount issued differ from the expected amount of $1.2 billion to support your assertion that the amount is factually supportable and objectively determinable. If you can support that the amount of debt is factually supportable and objectively determinable, you should explain how an interest rate based on an assumed investment grade credit rating and an approximate credit spread over the relevant benchmark rate is factually supportable and objectively determinable. Generally, we believe pro forma interest rates should be based on either your current interest rate or the interest rate for which you have a commitment. To the extent you conclude the amount of debt and/or the interest rate are not factually supportable and are not appropriate to include on the face of the pro forma financial statements, please

disclose your quantified estimates of these items, the assumptions behind your quantified estimates, and any relevant sensitivity information within the footnotes to your pro forma financial statements to provide your investors with your best estimate of the impact of these expected material future transactions.

ONE Gas Predecessor Annual Audited Financial Statements, page F-14

Statements of Cash Flows, page F-18

5. We note your response to comment 37 in our letter dated October 30, 2013, as well as your disclosure on page F-29 that the balance of your asset removal cost regulatory liability was $29,526 thousand and $34,390 thousand as of December 31, 2012, and 2011, respectively, a $4,864 thousand decrease. You present a decrease in cash flows from operating activities of $47,658 thousand for fiscal year 2012 within the changes in assets and liabilities section of your statement of cash flows due to asset removal costs. As it appears that the non-cash expense related to asset removal costs are included in the depreciation and amortization line item within operating activities, please tell us if this line item represents actual removal costs paid during the period. If our understanding is correct, please confirm, otherwise explain in detail what this line item represents. Additionally, please explain in detail and show us how this amount is calculated.

Notes to Financial Statements, page F-20

Note 1. Summary of Significant Accounting Policies, page F-20

6. We note that your response to comment 34 in our letter dated October 30, 2013 only included information related to your anticipated debt agreements. Please tell us whether there are any other factors that would restrict either the ability to declare dividends in the future or the amount thereof. In your response, please specifically tell us what regulatory constraints exist, if any. To the extent any such restrictions are significant, please disclose them, including their sources, pertinent provisions, and the amount of your retained earnings or net income that is restricted. Refer to Rule 4-08(e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　　　　　　　　　　　　　Jennifer Thompson
　　　　　　　　　　　　　　　　　　　　Accounting Branch Chief

cc:　　　Frank E. Bayouth, Esq.
　　　　　Skadden, Arps, Slate, Meagher & Flom LLP